28th of November 2008

PRANA BIOTECHNOLOGY LIMITED
(ASX: PBT)

Results of Annual General Meeting

The Company wishes to advise that the resolutions contained in the Notice of Meeting were duly carried on a show of hands.

In accordance with Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the resolutions considered by Members of the Company at its Annual General Meeting held on 28 November 2008.

	Resolution	For	Discretion*	Against	Abstain
1	Re-election of Mr. Peter Marks to Serve as a Director	51,257,274	3,578,906	360,850	311,711
2	Re-election of Mr. Brian Meltzer to Serve as a Director	51,312,385	3,578,906	408,850	268,600
3	Increase of Share Pool	33,194,591	3,565,906	1,583,344	17,217,400
4	Approval of Prior Issue of Securities	51,017,535	3,565,906	751,750	226,050
5	Non-binding Adoption of Remuneration Report	49,414,725	3,565,906	2,138,540	319,550
6	Adopt New Constitution	50,828,094	4,009,827	311,400	351,900

* All Discretionary Proxies were voted in favour of the resolution.

On behalf of the Board

Richard Revelins
Company Secretary
Prana Biotechnology Limited

Suite 2, 1233 High Street Armadale Victoria Australia 3143	Page 1 of 1	Telephone: 61 3 9824 8166 Facsimile: 61 3 9824 8161